Mail Stop 4561

August 9, 2007

By U.S. Mail and facsimile to 202-966-9409

Joseph J. Bouffard
President and Chief Executive Officer
BCSB Bancorp, Inc.
4111 East Joppa Road, Suite 300
Baltimore, Maryland 21236

RE: BCSB Bancorp, Inc.
    Form S-1, Amendment Number 3
    Filed on June 13, 2007 and Amended on August 6, 2007
    File Number 333-141572

Dear Mr. Bouffard:

       We have conducted a review of the above referenced amended filing, and we have the following comments. Where we have indicated, we think you should revise your document in response to these comments.   If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.   Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Management's Discussion and Analysis

Recent Check-Kiting Losses, page 85

1. We note your disclosure that you implemented substantially all of the recommendations made by the consultant to reduce the risk of future check-kiting losses. Please describe for us the timing of policy and procedure changes that management considers to be significant or material. In light of this timing, tell us how you considered these changes in evaluating the effectiveness of disclosure controls and procedures as of September 30, 2006 and in making your Form 10-K disclosure that no control enhancements occurred during the year ended September 30, 2006 that have materially affected or are reasonably likely to materially affect the company's internal control over financial reporting.

BCSB Bankcorp, Inc. Consolidated Financial Statements, page F-1

2. We note that BCSB Bankcorp filed its June 30, 2007 Form 10-Q on July 31, 2007 and that this amendment includes a Recent Development discussion and Management's Discussion and Analysis for the nine-months ended June 30, 2007. In your next amendment, please include BCSB Bankcorp's updated financial statements. Please correspondingly update your MD&A and pro forma data.

3. We note your response to comment two of our letter dated June 22, 2007. Please revise your financial statements and footnotes to clearly identify the financial statements and disclosures that are restated. Include a financial statement footnote describing and quantifying the correction of the error, ensuring that you characterize the restatement as a correction of an error.

Note 19 – Quarterly Financial Data (Unaudited), page F-49

4. It appears that you did not restate your quarterly financial data for the quarters of the fiscal year ended September 30, 2005 although we note that this data was restated in the BCSB Bankcorp Form 10-K/A filed July 16, 2007. Please revise your disclosure accordingly.

BCSB Bankcorp, Inc. Form 10-K/A for the Fiscal Year Ended September 30, 2006.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page 55

5.   We note the report from Stegman and Company refers to Note 21 for which its opinion date is July 3, 2007. Please tell us how you obtained an audit opinion of the restatement adjustments prior to the company filing its Item 4.02 Form 8-K on July 5, 2007 announcing the restatement and non-reliance on certain prior period financial statements. Alternatively, please file an amended Form 10-K to include an appropriately dated report from Stegman and Company.

BCSB Bankcorp, Inc. Form 10-Q for the Quarterly Period Ended June 30, 2007:

Consolidated Statements of Cash Flows, page 5

6.   We note that you report $45.2 million of proceeds from sale of loans as operating activities cash flows. Please confirm to us that these were loans that were originated with the intent to resell. Alternatively, please revise your statements of cash flows to present these cash flows as cash flows from investing activities. Refer to paragraph 9 of SFAS 102.

* * * * *

Closing Comments

        As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any accounting questions please contact Joyce Sweeney at 202-551-3449 or Don Walker, Senior Assistant Chief Accountant, at 202-551-13490. If you have any other questions please contact David Lyon at 202-551-3421, or me at 202-551-3464.

Sincerely,

William Friar
Senior Financial Analyst

cc: Joel E. Rappoport
        Muldoon Murphy & Aguggia LLP
        5101 Wisconsin Avenue, NW
        Washington, DC 20016
        Facsimile to 202-966-9409